UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2017 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

This Report on Form 6-K of the registrant is incorporated by reference into the registrant's Registration Statements on Form F-3 (Registration Nos. 333-208785 and 333-195794) and Form S-8 (Registration Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494).

On March 23, 2017, Perion Network Ltd. (the "Registrant") held an Extraordinary Meeting of Shareholders at the offices of the Registrant located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 (the "Meeting").

The Meeting resolutions with respect to the items set forth in the Company's proxy statement dated February 16, 2017, sent in connection with the Meeting (the "Proxy Statement"), were as follows:

1.          The proposal to approve a revised Compensation Policy for Officers and Directors.

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

2.          The proposal to approve compensation for our new chief executive officer.

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

3.          The proposal to approve amended compensation for our directors.

The proposed resolution was not approved by the required majority as detailed in the Proxy Statement.

4.          The proposal to approve additional compensation for our chairman of the board.

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

All of the aforesaid proposals are more fully described in the Notice of the Meeting and Proxy Statement, which were filed on Form 6-K by the Registrant on February 16, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By: /s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary &
General Counsel

Date: March 23, 2017